Mail Stop 4561
Via fax 978-614-8320

April 2, 2010

Mr. Richard N. Nottenburg
President and Chief Executive Officer
Sonus Networks, Inc.
7 Technology Park Drive
Westford, MA 01886

> **Re: Sonus Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-34115**

Dear Mr. Nottenburg:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.   We note that in your discussion of the results of operations there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the

change were not disclosed. For example, you disclose that the decrease in product revenues from fiscal 2008 to fiscal 2009 is attributable to lower product sales and shipments, principally resulting from the current macroeconomic environment, coupled with a change in the fourth quarter of fiscal 2008 to ratable recognition of revenue from AT&T over a two-year contractual maintenance period. Similarly, we note your disclosures that the higher product gross margin in 2009 related to both the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008 coupled with the completion in the fourth quarter of fiscal 2008 of a low-margin multi-year project. Tell us how you considered providing quantification and qualification of the factors that contributed to material fluctuations in operations as well as your consideration for discussing metrics (e.g., shipment volume) that management uses to evaluate and manage your business. Refer to SEC Release 34-48960 and Section III.D of SEC Release 34-26831 for guidance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 54

2.   Your disclosures on page 40 indicate that revenues from orders received after October 1, 2008 from AT&T are being recognized as a single unit ratably over the maintenance term due to the lack of VSOE for maintenance. Tell us what caused you to be unable to establish VSOE of maintenance for this customer and why this did not impact your other customers, as we note your maintenance revenue also decreased due to "pressure on maintenance pricing." In addition, please quantify the amount of revenue recognized for AT&T orders received during the fourth quarters of fiscal 2008 and fiscal 2009. If these and other bundled arrangements, if any, are material, tell us how you allocate these revenues and related costs of revenue between products and services, why you believe such presentation is reasonable, and confirm to us that this presentation has been consistently applied. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that you disclose this information in future filings.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 96

3.   We note that your CEO and Interim CFO concluded that your "disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods." This effectiveness conclusion is stated in terms that are more limited than the full

definition of "disclosure controls and procedures" contained in Exchange Act Rule 13a-15(e), which we note you have recited in the prior sentence in your disclosure. Please confirm, if true, that your CEO and Interim CFO concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. In future filings, to the extent you include a definition of disclosure controls and procedures in management's conclusion on effectiveness, please include the entire definition as set forth in the referenced rule.

4.   In addition, we note your statement on page 97 that, "A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the applicable period. Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of SEC Release 34-47986.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or Melissa Feider, Staff Accountant, at (202) 551-3379 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief